Exhibit 99.32

News Release

AINSWORTH LUMBER CO. LTD. COMMENCES TENDER OFFER AND CONSENT SOLICITATION FOR ITS 7.5% SENIOR SECURED NOTES DUE 2017

Toronto, ON and Vancouver, BC (April 1, 2015) – Norbord Inc. (“Norbord”) (TSX: NBD) and its wholly owned subsidiary, Ainsworth Lumber Co. Ltd. ( “Ainsworth”), announced today that Ainsworth has commenced a cash tender offer (the “Tender Offer”) for any and all of Ainsworth’s outstanding 7.5% Senior Secured Notes due 2017 (the “Notes”) (CUSIP Nos. 008914AE3, C01023AH0 and 008914AF0). In connection with the Tender Offer, Ainsworth is also soliciting consents from the holders of the Notes to amend the indenture under which the Notes were issued. Full details of the terms and conditions of the Tender Offer and consent solicitation are set forth in Ainsworth’s Offer to Purchase and Consent Solicitation Statement (the “Offer to Purchase”) and related Letter of Transmittal and Consent (the “Letter of Transmittal”), each dated April 1, 2015.

Under the terms of the Tender Offer, the total consideration for each $1,000 principal amount of the Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline (as defined below) and accepted for purchase will be $1,042.50 (the “Total Consideration”). The Total Consideration for the Notes includes an early tender payment of $30.00 per $1,000 principal amount of the Notes, and is only payable to holders who tender their Notes and deliver their consents at or before 5:00 p.m., New York City time, on April 15, 2015 (the “Early Tender Deadline”). Payment of the Total Consideration for any Notes tendered and not validly withdrawn at or before the Early Tender Deadline and accepted for purchase is expected to be made promptly following the Early Tender Deadline. Holders who validly tender their Notes after the Early Tender Deadline and prior to the expiration of the Tender Offer will receive the Total Consideration less the early tender payment, or $1,012.50 per $1,000 principal amount of the Notes (the “Tender Offer Consideration”). Payment of the Tender Offer Consideration for any Notes tendered after the Early Tender Deadline and prior to the expiration of the Tender Offer will be made promptly following the Expiration Time (as defined below). Ainsworth will also pay accrued and unpaid interest from the last interest payment date to, but not including, the applicable payment date.

The Tender Offer will expire at 12:00 midnight, New York City time, at the end of the day on April 29, 2015, unless extended or earlier terminated by Ainsworth (the “Expiration Time”).

Ainsworth’s obligation to consummate the Tender Offer is conditioned upon the satisfaction or waiver of certain conditions, including (i) the incurrence of indebtedness by Norbord, Ainsworth’s parent, on terms satisfactory to Norbord and resulting in indebtedness having an aggregate principal amount of not less than $315.0 million, and (ii) the execution and delivery by Ainsworth and the trustee for the Notes of a supplemental indenture giving effect to proposed amendments to the indenture under which the Notes were issued, which will, among other things, eliminate substantially all of the restrictive covenants, eliminate or modify certain of the events of default contained in the indenture, reduce the minimum notice period to redeem the Notes from 30 days to 3 business days, and release the liens for the benefit of the holders on the assets that secure the Notes.

Ainsworth has retained RBC Capital Markets, LLC as the dealer manager and solicitation agent (the “Dealer Manager”) for the Tender Offer and consent solicitation. Ainsworth has retained Global Bondholder Services Corporation as information agent and tender agent (the “Information Agent”) for the Tender Offer and consent solicitation. Persons with questions regarding the Tender Offer and consent solicitation should contact RBC Capital Markets, LLC at (877) 381-2099 (toll free) or (212) 618-7822

(collect). Requests for documents may be directed to Global Bondholder Services Corporation by phone at (866) 807-2200 (toll free) or (212) 430-3774, or in writing at 65 Broadway, Suite 404, New York, New York 10006. The Offer to Purchase and the Letter of Transmittal also address certain U.S. federal income tax considerations and Canadian federal income tax considerations. Holders should seek their own advice based on their particular circumstances from an independent tax advisor.

None of Ainsworth, the Dealer Manager, the Information Agent, the trustee for the Notes or any of their respective affiliates makes any recommendation as to whether holders of Notes should tender Notes in response to the Tender Offer and deliver consents in response to the consent solicitation, and no one has been authorized to make such recommendation. Each holder must make his, her or its own decision as to whether to tender Notes and deliver consents and, if so, the principal amount of Notes to tender and consents to deliver.

This press release is for informational purposes only and is not an offer to buy, a solicitation of an offer to sell the Notes or any other security or a solicitation of consents with respect to any of the Notes. The Tender Offer and consent solicitation are being made solely by the Offer to Purchase and the Letter of Transmittal. In any jurisdiction where the laws require the Tender Offer and consent solicitation to be made by a licensed broker or dealer, they will be deemed made on behalf of Ainsworth by RBC Capital Markets, LLC or by one or more registered brokers or dealers under the laws of such jurisdiction. The Tender Offer and consent solicitation are not being made directly or indirectly to any resident or person located in any jurisdiction in which the making and acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About Norbord

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (“OSB”). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately US$1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

Forward-Looking Statements

This news release contains forward-looking statements, as defined in applicable legislation, including statements related to the Tender Offer and other statements that express management’s expectations or estimates of future performance. Often, but not always, words such as “intention,” “proposed,” “expected,” “will,” “intends,” and “will not” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable laws, Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in Norbord’s January 27, 2015 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of Norbord’s 2014 Management’s Discussion and Analysis dated January 27, 2015.

For information, contact:

Norbord Investors:

Heather Colpitts

Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

Ainsworth Investors:

Rob Feustel

Treasurer

Tel. (604) 661-3235

info@ainsworth.ca

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